Exhibit 10.1
EXECUTION VERSION
AMENDED AND RESTATED ELECTRIC SERVICE AGREEMENT
BETWEEN
THE CITY OF COFFEYVILLE, KANSAS
AND
COFFEYVILLE RESOURCES NITROGEN FERTILIZERS, LLC
DATED AS OF AUGUST 1, 2010

TABLE OF CONTENTS

ARTICLE I.	DEFINITIONS

ARTICLE II.	ELECTRIC SERVICE CUSTOMER INFORMATION

ARTICLE III.	PAYMENT SECURITY

ARTICLE IV.	ELECTRIC TRANSMISSION

ARTICLE V.	ELECTRIC POWER AND ENERGY

ARTICLE VI.	RATES AND CHARGES

ARTICLE VII.	BILLINGS AND PAYMENTS: TERMINATION OF SERVICE

ARTICLE VIII.	SERVICE CHARACTERISTICS

ARTICLE IX	ELECTRIC STANDARDS FOR THE FACILITY

ARTICLE X.	METERING

ARTICLE XI.	FORCE MAJEURE

ARTICLE XII.	RIGHTS-OF-WAY AND ACCESS

ARTICLE XIII.	DELIVERY POINTS

ARTICLE XIV.	TERM

ARTICLE XV.	ASSIGNMENT

ARTICLE XVI.	LIABILITY: LEGAL REMEDIES

ARTICLE XVII.	AMENDMENT(S) AND RESERVATION OF POWERS

ARTICLE XVIII.	MOTORS—STARTING PROCEDURES AND ALLOWABLE CURRENTS

ARTICLE XIX.	MISCELLANEOUS

ELECTRIC SERVICE AGREEMENT
     This AMENDED AND RESTATED AGREEMENT FOR ELECTRIC SERVICE (The “Agreement” or the “Terms and Conditions of Service”) is made and entered into as of the first day of August, 2010, by and between the City of Coffeyville, Kansas (“City”), a municipal corporation organized and existing under the laws of the State of Kansas, and Coffeyville Resources Nitrogen Fertilizers, LLC (together with its successors and permitted assigns, “Coffeyville Resources”), a Delaware Limited Liability Company.
W I T N E S S E TH:
     WHEREAS, the City purchases wholesale power and energy, and transmission capacity; and owns and operates its own generation, transmission, and distribution facilities to furnish retail electric service to the geographic area identified as the City’s Certified Electric Service Territory pursuant to K.S.A. 66-1,170, et seq.; and
     WHEREAS, Coffeyville Resources owns a nitrogen fertilizer facility (together with the associated Linde Air Separation Unit and any other related facilities, as further defined in Section 1.13 hereof, the “Facility”) in the City’s Certified Electric Service Territory1, which is a retail customer of the City’s municipal electric utility; and
     WHEREAS, Coffeyville Resources and the City entered into that certain Agreement for Electric Service dated January 13, 2004 (“2004 Agreement”) pursuant to which Coffeyville Resources purchases municipal electric service from the City; and
     WHEREAS, the City and Coffeyville Resources have agreed to amend and restate the 2004 Agreement as set forth herein and that the Agreement and these Terms and Conditions of Service supersede and cancel all previous terms and conditions of service pertaining to the supplying and taking of the City’s electric service by the Facility as of the Effective Date (as “Effective Date” is defined in Section 1.10 herein); and
     WHEREAS, the City and Coffeyville Resources have agreed that these Terms and Conditions of Service shall govern the supplying by the City and taking by the Facility of the City’s municipal electric service for the Facility within the City’s Certified Electric Service Territory1 as of the Effective Date;
     NOW, THEREFORE, the City and Coffeyville Resources agree as follows:

[1]	As modified by the Kansas Corporation Commission on June 26, 2000, to include that portion of the Facility which originally was situated beyond the City’s Certified Electric Service Territory at the time the City entered into that certain Electric Service Agreement with Farmland Industries, Inc.

ARTICLE I. DEFINITIONS
     The following terms included in this Agreement shall be defined as follows:
1.1	“AEP” shall mean the American Electric Power Company, Inc., a New York corporation, and the facilities of any electric company division, affiliate, and/or subsidiary of AEP and any purchaser, successor, or transferee of AEP or any of AEP’s division, affiliates and/or subsidiaries. AEP and PSO transferred functional control of their transmission facilities that they own in the state of Oklahoma to SPP, which put the transmission service over AEP’s and PSO’s transmission facilities under the SPP tariff.

1.2	“Applicable Losses” shall be as defined in Section 1.02 of the Power and Energy Supply Contract.

1.3	“City” shall have the meaning given in the introductory paragraph.

1.4	“City Certified Electric Service Territory” shall mean the geographic area in which the City has the responsibility and exclusive right to supply retail electric service pursuant to K.S.A. 66-1,170, et seq.

1.5	“Coffeyville Resources” shall mean Coffeyville Resources Nitrogen Fertilizers, LLC, a limited liability company organized and existing under the laws of the State of Delaware, together with its successors and assigns.

1.6	Reserved.

1.7	Reserved.

1.8	Reserved.

1.9	“Distribution Facilities” shall mean any electric line used to furnish retail electric service, including any line from a Substation to an electric consuming facility, but such term does not include any transmission facilities (including the Transmission Facilities as defined in this Agreement). There are no Distribution Facilities used to furnish retail electric service to the Facility Delivery Point(s) pursuant to this Agreement.

1.10	“Effective Date” shall mean August 1, 2010.

1.11	Reserved.

1.12	Reserved.

1.13.	“Facility” shall mean any piece of land or real estate or any building, structure, or improvement or portion thereof that make up the Coffeyville Resources nitrogen fertilizer facility, the associated Linde Air Separation Unit, and any other related facilities or enhancements within the City Certified Electric Service Territory and within the area highlighted on the attached Exhibit 10 that receives or may receive power through the Facility Delivery Point(s) as defined in 1.14.

1.14	“Facility Delivery Point(s)” shall mean the 13.8 kV metering location(s) in 138/13.8 kV Substation B, as depicted on Exhibit 3, attached hereto.

1.15	“Force Majeure” shall mean “acts of God,” including but not limited to, flood, tornado, earthquake, storm, lightning or fire. Force Majeure shall also include labor strikes, slow downs, or walkouts, war, riot, civil disturbance, sabotage, or restraint by a court or public authority, which by the exercise of due diligence and foresight could not reasonably have been avoided. Force Majeure shall also include the temporary interruption or reduction in electric service, which, in the reasonable opinion of the City, is necessary to prevent severe system overload, or for the purpose of necessary maintenance, repairs, replacements, or installation of equipment. Except in the case of emergency, the City will give Coffeyville Resources as much prior notice as is reasonably possible of such temporary interruptions or reductions and will perform any necessary, replacements, repairs, or installation of equipment in accordance with a mutually agreeable schedule so as to cause the least inconvenience to the City and Coffeyville Resources. Force Majeure shall not excuse any failure to pay money when due.

1.16	“Good Utility Practice” shall mean any of the practices, methods and acts engaged in or approved by a significant portion of the electric utility industry during the relevant time period, or any of the practices, methods and acts which, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, could have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety and expedition. Good Utility Practice is not intended to be limited to the optimum practice, method, or act to the exclusion of all others, but rather to be acceptable practices, methods, or acts generally accepted in the region.

1.17	“Meter” shall mean any device or devices used to measure or register electric power and energy.

1.18	“Operation & Maintenance Charges” shall mean the actual City cost of operating, maintaining, repairing, replacing and insuring the Transmission Facilities serving the Facility plus the overhead mark-up, all as set forth in the Rate Schedule, but shall not include such costs included in a revenue requirement recovered by the City under the SPP Open Access Tariff.

1.19	“Payment Security Instrument” shall mean the instrument furnished pursuant to Article III hereof.

1.20	“Power and Energy Supply Contract” shall mean the Power Purchase and Sale Agreement by and between Grand River Dam Authority and the City of Coffeyville Kansas Effective as of August 1, 2007 (attached hereto as Exhibit 2), or any subsequent power and energy supply contracts executed by the City to serve the Facility.

1.21	“Power Factor” shall mean the ratio of real power (kW) to apparent power (kVA) for any given load and time. Generally, it is expressed as a percentage ratio.

1.22	“Power Factor Adjustment” shall mean an adjustment in the billing under the Rate Schedule if the Facility’s Power Factor varies from the specified range of percentages set forth herein.

1.23	“PSO” shall mean the Public Service Company of Oklahoma.

1.24	“PSO Interconnection Agreement” shall mean the Interconnection Agreement between the City and Public Service Company of Oklahoma (PSO), attached hereto as Exhibit 4.

1.25	“Rate Schedule” shall mean the schedule, attached hereto as Exhibit A, setting forth the amount to be paid by Coffeyville Resources to the City for electric service.

1.26	“SPP” shall mean the Southwest Power Pool.

1.27	“SPP Charges” shall mean the charges imposed by the SPP under its Open Access Tariff and the SPP Network Integration Transmission Service Agreement for the provision of transmission service, ancillary services or other services by the SPP for the City’s electric loads, including Coffeyville Resources, as apportioned to Coffeyville Resources in accordance Item 2 of the Rate Schedule, but shall not include any penalties for failure to comply with any SPP or North American Electric Reliability Corporation (“NERC”) reliability standard.

1.28	“SPP Network Integration Transmission Service Agreement” shall mean the agreement between the City and SPP attached hereto as Exhibit 1 as the same may be amended from time to time pursuant to SPP’s right to file unilateral changes to the SPP Network Integration Transmission Service Agreement under Section 205 of the Federal Power Act (“FPA”) and the FERC’s right to require changes under Section 206 of the FPA.

1.29	“SPP Open Access Tariff” shall mean the tariff approved by the Federal Energy Regulatory Commission pursuant to which SPP provides transmission service, including SPP Network Integration Transmission Service.

1.30	“Substation B” shall mean the 138/13.8 kV Substation as depicted on Exhibit 9, attached hereto.

1.31	“SWEPCO” shall mean Southwestern Electric Power Company.

1.32	“Transmission Capacity” shall mean the transmission transfer capability available to the City pursuant to the SPP Network Integration Transmission Service Agreement for the delivery of the City’s entitlements (which would include electric power and energy up to the then current electric demand of the Facility) under the Power and Energy Supply Contract.

1.33	“Transmission Facilities” shall mean the City owned transmission facilities, inclusive of but not limited to, the two 138 kV transmission lines from the City/PSO Interconnection Point to and including Substation B used for the bulk transfer of energy from the City/PSO interconnection point to the Facility Delivery Point(s), but such term does not include any Distribution Facilities. For purposes of Section 4 of the Rate Schedule, Transmission Facilities shall include any future Direct Assignment Facilities.

1.33A	“Direct Assignment Facilities” shall mean facilities or portions of facilities that are constructed by the City for the sole use or benefit of Coffeyville Resources, the cost and design of which is agreed to by Coffeyville Resources, in its sole discretion, and which the City has no obligation to construct in the absence of Coffeyville Resources’ agreement to the design and cost thereof and cost recovery arrangements therefor. Any cost recovery agreements between the City and Coffeyville Resources for Direct Assignment Facilities shall be incorporated into this Agreement under Section 6 of the Rate Schedule.

1.34	“Transmission Wheeling Charge” shall mean the wheeling charge to Coffeyville Resources for energy transferred across the transmission system and/or through the SPP Network Integration Transmission Service Agreement, as set forth in the Rate Schedule.
ARTICLE II. ELECTRIC SERVICE CUSTOMER INFORMATION
2.1	Coffeyville Resources shall provide customer information to the City Finance Department for service to the Facility through the Facility Delivery Points. This information shall include the name of the individuals who will be responsible for processing the account payment and local operations, with their mailing addresses, fax and phone numbers.

ARTICLE III. PAYMENT SECURITY
3.1	Coffeyville Resources shall furnish the City with a Payment Security Instrument, which shall be (a) an irrevocable Letter of Credit from a bank or financial institution acceptable to the City, (b) a Payment Security Bond from an insurance company acceptable to the City, (c) such other equivalent instrument or instruments from an entity or entities acceptable to the City, or (d) an interest-bearing, cash collateralized trust account with a financial institution in trust of the City, in each case in the amount of three million dollars ($3,000,000), to cover Coffeyville Resources’ obligations with respect to payment of the minimum Transmission Wheeling Charges and of monthly electric use billings. In the event Coffeyville Resources expands the Facility, and such expansion increases the average monthly electric charges by more than $125,000 per month measured at one hundred twenty (120) day intervals following the expansion, Coffeyville Resources shall increase the amount of the Payment Security Instrument by two (2) times the amount of the average increase.

3.2	In the event Coffeyville Resources breaches its requirement to make any of the payments or portions thereof as they become due for payment for the charges outlined in Section 3.1 above, and such breach has not been cured or corrected by Coffeyville Resources within ten (10) days after its receipt of written notice by the City to Coffeyville Resources of such breach, all of the remaining aggregate of payments shall immediately become due and payable. If said payment is not made by Coffeyville Resources within ten (10) days after its receipt of written notice by the City to Coffeyville Resources as set forth above, then the City will make demand for all of the remaining aggregate of payments against the issuer of the Payment Security Instrument.

3.3	The Payment Security Instrument identified above is attached hereto as Exhibit 5. As of the date of this Agreement, the form of the Payment Security Instrument is in the full amount of $3,000,000 and is acceptable in form to the City for its term thereof.

3.4	If the Payment Security Instrument furnished pursuant to this Article III expires or is terminated prior to the expiration of the term of this Agreement, then Coffeyville Resources shall furnish a substitute Payment Security Instrument acceptable to the City no later than forty-five (45) days prior to the expiration or termination date of the Payment Security Instrument, or pay the aggregate unpaid balance of the amounts secured and owing. If the full amount owing is not paid in full by Coffeyville Resources or an acceptable substitute Payment Security Instrument is not furnished within thirty-five (35) days prior to the expiration or termination date of the Payment Security Instrument, then the City will make demand for payment due and owing against the issuer of the Payment Security Instrument.

ARTICLE IV. ELECTRIC TRANSMISSION
4.1	The City and the SPP have entered into the SPP Network Integration Transmission Service Agreement. Pursuant to the SPP Network Integration Transmission Service Agreement, the City will have available for the delivery of the City’s entitlements (which would include electric power and energy up to the then current electric demand of the Facility) under the Power and Energy Supply Contract. Subject to the right of SPP to curtail transmission service under and in accordance with its SPP Open Access Transmission Tariff and to the right of the SPP unilaterally to file amendments pursuant to Section 205 of the Federal Power Act, each day during the term of this Agreement, the City will have an amount of transmission transfer capability designated as Maximum Net Dependable Capacity (“MNDC”) specified in Appendix 1 to the Network Integration Transmission Service Agreement. The current amount of the MNDC is 139 megawatts as of the Effective Date. The City will not curtail the delivery of electric power and energy required to the Facility in amounts up to 90 megawatts, except (i) as the SPP may require or provide pursuant to its Open Access Transmission Tariff, or (ii) due to Force Majeure.

During the Term of the Agreement, the City will use all reasonable efforts to maintain the SPP Network Integration Transmission Service Agreement in full force and effect, with an MDNC thereunder in an amount of no less than 139 MDNC. If, for any reason, the SPP Network Integration Transmission Service Agreement is unavailable during the Term of this Agreement, the City will use its best efforts to replace such agreement with a reasonably similar agreement.
4.2	If the Facility does not use the full amount of Transmission Capacity available for its use, the City may use such capacity to serve any retail customer within the City Certified Electric Service Territory without compensation to Coffeyville Resources. However, for any new commercial or industrial customer that individually has a peak demand of 2 megawatts or more, commencing operations subsequent to the date of execution of this Agreement, the City shall provide during the term of this Agreement, a $0.001 (1 mill) rebate to Coffeyville Resources for each kilowatt-hour of energy paid for by such customer that was wheeled across the Transmission Facilities to serve such customer. This rebate is limited to a maximum of $2,500,000 over the life of the Agreement. Notwithstanding anything to the contrary herein, the provisions of this Section 4.2 shall cease to be effective as of the commencement of the Extension Term.

4.3	Reserved.

4.4	Any net revenue generated by the City from the transmission of energy across the Transmission Facilities by another power provider to serve retail customers outside of the City Certified Electric Service Territory shall be shared equally with Coffeyville Resources. Notwithstanding anything to the contrary herein, the provisions of this Section 4.4 shall cease to be effective as of the commencement of the Extension Term.
4.5	On or before July 1 of each year throughout the Term of this Agreement, Coffeyville Resources shall provide the City a written forecast of its estimated electrical demand during each calendar year during the ensuing ten year period.

4.6	Coffeyville Resources may not resell any of the Transmission Capacity made available to the Facility under this Agreement on the City’s Transmission Facilities or through the SPP Network Integration Transmission Service Agreement.

4.7	Coffeyville Resources may not use any of the Transmission Capacity made available to the Facility under this Agreement on the City’s Transmission Facilities or through the SPP Network Integration Transmission Service Agreement for any electric load or service except the Facility, without the written consent of the City as approved by the City’s Governing Body, which consent shall not be unreasonably withheld, and subject to the limitations set forth in the SPP Network Integration Transmission Service Agreement and the PSO Interconnection Agreement. In the future, if it becomes legally permissible for Coffeyville Resources to obtain power and energy for its Coffeyville Refinery through the Transmission Capacity made available to the Facility on the City’s Transmission Facilities or through the SPP Network Integration Transmission Service Agreement, subject to City approval, which approval shall not be unreasonably withheld, and the limitations set forth in the SPP Network Integration Transmission Service Agreement and the PSO Interconnection Agreement, Coffeyville Resources shall be allowed to do so under Items 2 and 3 of the Rate Schedule and by payment of any additional cost incurred by the City, inclusive of but not limited to capital investments for additional Transmission and Distribution Facilities if necessary.

4.8	The City shall not amend any Facility related provisions of the SPP Network Integration Transmission Service Agreement that are within the sole control of the City without written concurrence from Coffeyville Resources.
ARTICLE V. ELECTRIC POWER AND ENERGY
5.1	Reserved.

5.2	No later than six (6) months prior to the termination or expiration of any existing Power and Energy Supply Contract, Coffeyville Resources will deliver to the City a written forecast of its estimated monthly power and energy requirements for the Facility for the ten (10) year period beginning with the expiration date of the existing Power and Energy Supply Contract.

5.3	For periods subsequent to the Effective Date, Coffeyville Resources understands and agrees that the cost and any other obligations associated with any Power and Energy Supply Contract for additional power and energy or any subsequent Power and Energy Supply Contract shall be billed to and paid for by Coffeyville Resources under the Rate Schedule.

5.4	The City’s obligation is limited to the extent that such power and energy are available through a firm Power and Energy Supply Contract(s), which, as provided above, the City shall use its best efforts in good faith to secure following Coffeyville Resources’ delivery of the forecast of estimated power and energy requirements.

5.5	In the event power and energy cease to be available under the Power and Energy Supply Contract, the City shall use its best effort in good faith to obtain power and energy at the lowest price available delivered to the delivery point(s) on the GRDA, SWEPCO or PSO systems of SPP, consistent with the City’s best judgment as to the reliability of the supplier, and upon such other terms and conditions as the City may reasonably require. Coffeyville Resources may reject any power and energy supply contract subsequent to such contract in effect on and as of the Effective Date hereunder, as proposed by the City. However, if Coffeyville Resources rejects a power and energy supply contract as proposed by the City, the City is relieved of any and all obligations and responsibilities to provide power and energy to the Facility until such time that the City and Coffeyville Resources can obtain a power and energy supply contract agreeable to both parties. Further, if Coffeyville Resources rejects a power and energy supply contract as proposed by the City, such action does not relieve Coffeyville Resources from its obligation and responsibility to pay any and all expenses or payments due or to become due in the future pursuant to this Agreement.

5.6	The City shall not amend any Facility related provisions of the Power and Energy Supply Contract that are within the sole control of the City without written concurrence from Coffeyville Resources.
ARTICLE VI. RATES AND CHARGES
6.1	Coffeyville Resources agrees to pay the City monthly during the term of this Agreement for electric service provided hereunder, in accordance with the Rate Schedule. A sample invoice calculated pursuant to this Agreement is attached hereto as Schedule A.
ARTICLE VII. BILLINGS AND PAYMENTS: TERMINATION OF SERVICE
7.1	The City’s electric meters shall normally be read at approximately monthly intervals and bills for electric service shall normally be submitted to Coffeyville

Resources on monthly intervals. Whenever it is not possible with reasonable diligence to read a meter for a billing period, the City may submit an estimated bill based upon previous usage and other available information, with the amount of such bill to be subsequently adjusted as necessary when the next actual reading is obtained.
7.2	The City will electronically mail and/or fax on the billing date a bill for electric service to the Facility at the electronic address and/or facsimile number of the Facility, or at such other address and facsimile number designated by Coffeyville Resources pursuant to Article II herein. Failure to receive a bill in no way exempts Coffeyville Resources from liability for payment for electric service. Each bill will separately set out the SPP Charges due for the month.

7.3	Charges for electric service shall be due and payable monthly within 15 days after the billing date, and each monthly bill shall have stamped thereon the due date. In the event a monthly bill is not paid in full by the due date indicated thereon, an order shall be issued (subject to Section 7.7 hereof) causing the electric service to the Facility to be disconnected, for such nonpayment. Coffeyville Resources shall pay its electric bill via wire transfer to a wire transfer address as designated in writing by the City.

7.4	Coffeyville Resources shall pay a flat ten (10%) percent of the balance due as a late charge on any delinquent payment.

7.5	If electric service has been disconnected due to a breach of this Agreement by Coffeyville Resources, re-connection shall occur only upon total payment of the amount past due, any applicable late charge and payment of a reconnection service charge in the amount of Ten Thousand Dollars ($10,000).

7.6	In the event Coffeyville Resources should offer payment for any monthly electric bill, or portion thereof, by means of a check or order which has not been honored on account of insufficient funds of the maker to pay same, or because the check or order was drawn on a closed account or on a non-existent account, or otherwise dishonored (unless wrongfully dishonored), a check service charge in the amount of Ten Thousand Dollars ($10,000) shall be charged and collected as a service charge for proper handling and administration. Provided, in the event two (2) such dishonored checks or orders are made to the City for electric service within any last preceding twelve (12) month period, payment of each monthly electric bill by Coffeyville Resources shall be made and acceptable only by certified or cashier’s check or wire transfer.

7.7	The City may discontinue electric service to the Facility for any of the reasons set forth below, after written notice stating the reason or reasons for such discontinuance has been given to Coffeyville Resources by delivery in accordance with Section 19.12 and by delivery to the address of the Facility or to such other billing address requested by Coffeyville Resources as shown on the City’s records, and the reason or reasons for such proposed discontinuance have not been cured or corrected by Coffeyville Resources within 10 days after receipt of such notice:
a)	Non-payment of a bill for electric service;

b)	Refusal by Coffeyville Resources or its representatives to provide the City reasonable access to its equipment located at the Facility;

c)	Violation by Coffeyville Resources of any applicable federal, state, city, or regulatory agency laws, rules or regulations covering electrical service or services to the Facility;

d)	Potential adverse effect of the Facility’s equipment and/or appurtenances on service to other customers;

e)	Violation of or non-compliance with any provision of this Agreement for service;

f)	Failure of Coffeyville Resources to maintain current Payment Security Instruments as required pursuant to these Terms and Conditions of Service, except to the extent payment obligations have been satisfied by realizing through payment from the surety of a Payment Security Instrument or otherwise;

g)	Failure of Coffeyville Resources to increase the amount of the Payment Security Interest as provided in Article 3; or

h)	Failure of Coffeyville Resources to either pay the aggregate unpaid balance of the amounts secured and owing or furnish a substitute Payment Security Instrument as provided in Section 3.4.
7.8	The City may discontinue electric service without advance notice to Coffeyville Resources for any of the reasons set forth below:
a)	Existence of a dangerous or defective condition related to the wiring or equipment at the Facility;

b)	When a defective condition of wiring or equipment at the Facility results, or is likely to result, in danger to life or property or interference with proper service to others;

c)	Fraudulent use of electricity; or

d)	Tampering with the City’s regulating and measuring equipment or other property.
7.9	Coffeyville Resources shall be responsible for all damage to, misuse of, or loss of the City’s property located at the Facility, unless caused by an act of God or the negligence of the City and its agents, Coffeyville Resources shall not authorize anyone to change, remove, or tamper with the City’s property.

7.10	No regulating or measuring equipment, or other property or equipment owned by the City, wherever situated, whether located at the Facility or elsewhere, shall be tampered with or interfered with for the purpose of adjustment, fraudulent adjustment or otherwise. In the event the City’s electrical equipment has been tampered with, the City will follow the same procedures as for fraudulent use of electricity as outlined in these Terms and Conditions of Service.
7.11	For the purpose of these Terms and Conditions of Service, the term “Fraudulent Use of Electricity” shall include any unauthorized use of the City’s electric service and facilities by Coffeyville Resources.

7.12	In the event fraudulent use of electricity or evidence of attempted fraudulent use of electricity is discovered, or where the City’s regulating or measuring equipment or other property has been tampered with, electric service may be discontinued by the City without advance notice to the Facility. Electric service to the Facility will not be resumed until Coffeyville Resources shall have paid all bills including:
a)	The charge for the estimated amount of electricity fraudulently consumed;

b)	The cost of replacement or repair of any damaged City equipment; and

c)	A re-connection charge of Ten Thousand Dollars ($10,000).
ARTICLE VIII. SERVICE CHARACTERISTICS
8.1	Service hereunder shall be at alternating current, 3-phase, 4-wire, 60 Hertz, 13.8Y/7.97 kV, 75 MVA with an allowable variation of 10% above or below nominal voltages.

8.2	The City will use its best efforts in good faith to supply continuous electric service at the Facility Delivery Points; provided, however that the foregoing shall not be deemed or construed to be a guarantee of continuity of service. It shall be the responsibility of Coffeyville Resources to install and maintain protective devices, which will protect the Facility’s equipment or process during abnormal service conditions or the failure of part or all of the electric service. The provisions of the latest edition of the National Electrical Code and the National Electric Safety Code shall be considered as the minimum acceptable standard for the protection and safeguarding of persons, wiring and/or equipment of the Facility. In no event will the City be liable for any damages to Coffeyville Resources if the Facility equipment or process is not protected or safeguarded in conformity with such minimum code requirements, nor shall the City be liable for any service interruption, irregularities, or any other causes or abnormalities not caused by the sole negligence of the City.

8.3	In order to make necessary repairs to or replacements in the City’s facilities for supplying electric service, the City reserves the right in accordance with Good Utility Practice, without incurring any liability therefor, to suspend service without notice to Coffeyville Resources for such periods as may be reasonably necessary. When conditions permit an attempt will be made to notify Coffeyville Resources of such an outage. Insofar as is practicable, any interruption shall be made at a time, which will cause least reasonable inconvenience to the Facility.

8.4	The City also reserves the right to discontinue service to the Facility without advance notice, when a defective condition of wiring or equipment at the Facility results, or is likely to result, in danger to life or property or interference with proper service to others. Electric service to the Facility will not be resumed until the defective condition has been remedied to the satisfaction of the City. If such defective condition is the result of tampering with City equipment, the provisions related to the fraudulent use of electricity shall also apply.

8.5	The City will endeavor at all times to maintain and operate its electrical system with minimal interruption and voltage fluctuations consistent with economically realistic operations and with Good Utility Practice.

8.6	Whenever high or low voltage problems are suspected the City will check the voltage. If necessary, corrective adjustment to the voltage will be made without delay.

8.7	Electric service shall be provided to the Facility by two 13.8Y/7.97 kV, 75 MVA services.

8.8	Coffeyville Resources hereby authorizes agents of the City to enter the Facility at all times for any purpose incidental to the supplying of electric service, including, but not limited to, inspecting the Facility’s equipment and connections; repairing, replacing or removing City property; or tree trimming and tree removal. Refusal on the part of Coffeyville Resources to provide reasonable access for the above purposes shall be deemed to be sufficient cause for discontinuance of service.

8.9	Any and all equipment, apparatus and devices placed or installed, or caused to be placed or installed by the City on or in the Facility’s premises shall be and remain the property of the City, regardless of the mode or manner of annexation or attachment to real property. Upon the termination of this Agreement, the City shall, within a reasonable time, remove such equipment, apparatus, or devices.

8.10	City liability is limited as provided in Article XVI hereof.
ARTICLE IX. ELECTRIC STANDARDS FOR THE FACILITY
9.1	All of the Facility’s electrical wiring and apparatus connected or to be connected to the City’s Electric Service shall be at Coffeyville Resources’ expense and shall be installed and maintained by Coffeyville Resources in accordance with the National Electrical Code and the National Electrical Safety Code. In the event of a conflict between the National Codes and an applicable municipal code, the latter shall govern. The City reserves the right to refuse to connect to any wiring or apparatus which does not meet these Code requirements and the City may, without advance notice, discontinue service to the Facility when a defective condition of wiring or equipment is discovered at the Facility.
9.2	Facility electric power wiring, equipment and apparatus shall not produce harmonic currents and voltages which exceed the limitations set forth in IEEE Standard 519-1992 or the latest revision thereof, Recommended Practices and Requirements for Harmonic Control in Electrical Power Systems.

9.3	If it is determined by the City that remedial action is required to correct an adverse condition produced by the Facility through use of any equipment causing such adverse condition, the City reserves the right, at Coffeyville Resources’ expense, to install any suitable or special equipment on City facilities, or the City may at its option, require Coffeyville Resources to install such equipment reasonably necessary to limit such adverse condition.
ARTICLE X. METERING
10.1	All meters shall be furnished, installed and maintained by the City and remain its property. All meter bases, enclosures and other associated equipment shall be furnished and maintained by the City and remain its property. No metering equipment shall be by-passed for any reason, without prior approval of the City.

10.2	The City will test the accuracy of the Facility’s meter(s) within twenty (20) days after a written request has been received from Coffeyville Resources. If the meter(s) tested is found to be more than one percent (1%) incorrect, the City will not charge for such test. If the meter(s) is found to be within the accuracy limits of plus or minus one percent (1%), the City will charge Coffeyville Resources its cost to cover the costs to perform such test, plus a ten percent (10%) overhead mark-up.

10.3	If the results of a meter(s) test shows the average error to be more than one percent (1%) fast or more than one percent (1%) slow, the City will adjust the bill as follows:
a)	Fast Meters: The City shall refund Coffeyville Resources the overcharge based on the corrected meter reading for a period equal to one-half of the time elapsed since the last previous meter test, but not to exceed six months, or such shorter time period set forth in the applicable Power and Energy Supply Contract or the SPP Network Integration Transmission Service Agreement.

b)	Slow Meters: The City shall charge Coffeyville Resources for the electricity consumed but not included in bills previously rendered, based on the corrected meter reading for a period equal to one-half of the time elapsed since the last previous meter test, but not to exceed six months, or such shorter time period set forth in the applicable Power and Energy Supply Contract or the SPP Network Integration Transmission Service Agreement
10.4	If a meter is found not to register or to have been registering intermittently for any period, the City may charge an estimated amount of electricity used, which shall be calculated from interchange meter readings, or by averaging the amounts registered over corresponding periods in previous years, or in the absence of such information, over similar periods of known accurate measurement preceding or subsequent thereto.

10.5	If a meter is found to have an incorrect register, connection, multiplier, or constant the error shall be corrected. Where the error is adverse to Coffeyville Resources, the City will refund the excess charged for the amount of electricity incorrectly metered for the period of time not to exceed 6 months the meter was used for billing Coffeyville Resources, or such shorter time period set forth in the applicable Power and Energy Supply Contract or the SPP Network Integration Transmission Service Agreement. Where the error is adverse to the City, the City will charge Coffeyville Resources the undercharge for the amount of electricity incorrectly metered for the period of time not to exceed 6 months the meter was used for billing Coffeyville Resources, or such shorter time period set forth in the applicable Power and Energy Supply Contract or the SPP Network Integration Transmission Service Agreement.
ARTICLE XI. FORCE MAJEURE
11.1	Neither Coffeyville Resources nor the City shall be considered to be in default in respect to any obligation hereunder (other than obligations to pay costs and expenses due) pursuant to this Agreement, if either the City or Coffeyville Resources is prevented from fulfilling such obligation under this Agreement by reason of Force Majeure.

11.2	If either party is prevented from performing or hindered in performing any of its obligations by reason of Force Majeure, then it will make performance as soon as is reasonably feasible thereafter.

11.3	Force Majeure shall not relieve Coffeyville Resources of its obligations to pay those amounts identified as Items 1A, 2, 3 and 4 of the Rate Schedule, or to pay any costs of energy consumed prior to the Force Majeure event; provided, however, that to the extent the City has been relieved of the City’s obligation(s) under the SPP Network Integration Transmission Service Agreement or the Power and Energy Supply Contract as a result of Force Majeure thereunder,

Coffeyville Resources shall be relieved of the corresponding obligation(s) identified as Items 1A and 2 of the Rate Schedule.
ARTICLE XII. RIGHTS-OF-WAY AND ACCESS
12.1	When requested by the City, Coffeyville Resources shall provide to the City, at no cost to the City, necessary rights-of-way, easements, warranty deeds, or licenses on or across Coffeyville Resources owned real estate, at reasonable locations thereon, for the proper location upon such Coffeyville Resources real estate of City owned electric facilities, including Transmission Facilities that are reasonably utilized by the City for the delivery of power and energy at the Facility Delivery Point(s).

12.2	Authorized employees of the City shall have reasonable access to Facility premises at all reasonable times to inspect, repair, replace, or remove City facilities.
ARTICLE XIII. DELIVERY POINTS
13.1	The Facility Delivery Point(s) are set out on Exhibit 3, attached hereto.

13.2	Where a service connection cannot be made or maintained with adequate clearances without being interfered with by trees or other obstructions on the Facility’s Premises, it will be the responsibility of Coffeyville Resources to provide whatever corrective measures are required.
ARTICLE XIV. TERM
14.1	This Agreement shall become effective on the execution of the same, and shall continue from that date of execution until July 1, 2019; provided, however, that at Coffeyville Resources’ sole option and upon one hundred and eighty (180) days prior written notice provided by Coffeyville Resources to the City, this Agreement shall be extended from July 1, 2019 through June 30, 2024 (such five year extension period shall be referred to herein as the “Extension Term”); and provided, further, that the rates and charges applicable to such extension period shall be as set forth in the Rate Schedule.
ARTICLE XV. ASSIGNMENT
15.1	Except as otherwise provided herein; the rights and privileges of Coffeyville Resources under this Agreement are not assignable without the written consent of the City; such consent not to be unreasonably withheld.

15.2	The sale, subleasing or assignment by Coffeyville Resources of any interest in the Facility or this Agreement shall not relieve Coffeyville Resources or any successors or assigns from the performance of the covenants and conditions contained herein, without the written consent of the City as approved by the City’s Governing Body. Such consent shall not be unreasonably withheld.
15.3	Prior to any sale, subleasing or assignment by Coffeyville Resources of any interest in the Facility or this Agreement, Coffeyville Resources and/or the transferee entity shall provide evidence reasonably satisfactory to the City that, at a minimum, the following conditions have been satisfied: (a) the transferee entity shall be knowledgeable in operations similar to the Facility, (b) the transferee entity shall be formed and existing as a legal entity under the laws of one of the states of the United States of America, and shall be qualified to do business in the State of Kansas, (c) the transferee entity shall expressly assume and agree to perform all of the obligations of Coffeyville Resources under this Agreement and any other agreement of Coffeyville Resources and the City relating to the Facility, and (d) that the Payment Security Instruments shall apply to the obligations of the transferee entity under this agreement. Copies of all transfer, sale, subleasing and assignment documents shall be delivered to the City.

15.4	If a sale, sublease or assignment is made following approval by the City as provided in this Article, the provisions of this Article shall continue in full force and effect and no further such sale, sublease or assignment shall be made except in compliance with the provisions of this Article.

15.5	Nothing contained herein shall prevent either the City or Coffeyville Resources from pledging, mortgaging, or assigning its rights under this Agreement as security for any indebtedness, and both the City and Coffeyville Resources may assign to the pledge or mortgagee (or to a trustee for the holder of such indebtedness), any money due or to become due and owing under this Agreement.
ARTICLE XVI. LIABILITY: LEGAL REMEDIES
16.1	Prior to delivery to Coffeyville Resources through the City’s Meter(s) at the Facility Delivery Point(s), Coffeyville Resources shall not be liable for any damages of any type whatsoever related to the power and energy sold/purchased under this Agreement, unless such damages are the result of the negligence or willful misconduct of Coffeyville Resources.

Subsequent to the delivery through the meter(s) of the City at the Facility Delivery Points, Coffeyville Resources shall be deemed to be in exclusive control of, and liable for any damages of any type whatsoever related to the power and energy sold/purchased under thus Agreement, unless such damages are the result of the negligence or willful misconduct of the City.

16.2	If there is a breach of this Agreement by either the City or Coffeyville Resources, the non-breaching party shall have available to it all remedies available for breach of contract under the laws of the State of Kansas. However, neither the City nor Coffeyville Resources shall claim, nor shall the City or Coffeyville Resources be permitted to recover punitive damages from the other, as a result of the breach of this Agreement by either the City or Coffeyville Resources.
16.3	In arriving at the determination of whether negligence was involved, accidents, acts of God, and other failures beyond the City’s control, including but not limited to, Force Majeure events, shall not be considered negligence. Further, negligence may be determined against the City only if the City had prior actual notice of a system deficiency, and failed to initiate corrective measures within a reasonable time after receipt of such actual notice.

16.4	Neither party shall be liable to the other for any special, indirect, consequential or punitive damages, including but not limited to loss of power, loss of product or loss of revenues, however caused.

16.5	Notwithstanding anything herein to the contrary, it is expressly agreed between the parties that the City has not waived any rights it may be entitled to under the Kansas Tort Claims Act, K.S.A. 75-6101 et seq., as amended, and any agreements made by the City found to be inconsistent with the provisions of such Act are hereby declared to be null and void.
ARTICLE XVII. AMENDMENT(S) AND RESERVATION OF POWERS
17.1	This Agreement may only be amended by a written amendment executed in writing by both the City and Coffeyville Resources.

17.2	The City reserves to itself all of its governmental and proprietary powers not specifically limited by the provisions of this Agreement.
ARTICLE XVIII. MOTORS—STARTING PROCEDURES AND ALLOWABLE CURRENTS
18.1	Starting of any motor in the Facility shall not create an electric utility system voltage drop that will affect other electric utility customers and/or equipment.

18.2	Starting of the 37,000 HP synchronous motor will, for some 138 kV transmission configurations, require use of two 138 kV, 21.6 MVAR capacitor banks during the motor start mode. One or both 21.6 MVAR capacitor banks will normally be in-service for transmission VAR control. Use of the banks for motor starting will necessitate certain switching be accomplished to release the banks for motor starting, followed by additional switching for normal system operation.

18.3	Coffeyville Resources and the City shall follow a defined procedure for:
a)	Preparation for motor start.

b)	Procedure for motor start.

c)	Switching following motor start.
18.4	The above procedure is set forth on Exhibit 6, as part of this Agreement.

18.5	The system effort required to start the motor may cause abnormally low voltages and abnormally high voltages; therefore, the City may be required to notify power users of the impending voltage variations. Coffeyville Resources shall give the City reasonable advance notice of any plans to start the motor. The failure of Coffeyville Resources to follow the complete starting procedure as set forth on Exhibit 6 shall cause Coffeyville Resources to be responsible for all resulting applicable damages.

18.6	Interference Producing Equipment (Harmonics): The Facility electric power distribution system on the load side of the 13.8 kV meters M3 and M4 may have nonlinear connected loads which could cause the flow of harmonic currents. These harmonic currents could cause interference with communication and other types of equipment and when coupled with reactive power compensation, could cause high levels of harmonic voltage and current distortion.

18.7	Coffeyville Resources agrees to provide control of any non-linear connected loads through the use of (1) Shunt filters, (2) Phase multiplication, or (3) Harmonic compensation or injection so that harmonic currents and voltages produced do not exceed those defined in IEEE Standard 519-1992 or the latest revision thereof, “Recommended Practices and Requirements for Harmonic Control in Electrical Power Systems.”
ARTICLE XIX. MISCELLANEOUS
19.1	This Agreement is executed by a duly authorized representative of the City who is fully authorized to execute this Agreement on behalf of the City, as evidenced by the City Resolution adopted by the Governing Body of the City and attached hereto as Exhibit 7.

19.2	This Agreement is executed by a duly authorized representative of Coffeyville Resources, who is fully authorized to execute this Agreement on behalf of Coffeyville Resources, as evidenced by the Secretary’s Certificate of Coffeyville Resources attached hereto as Exhibit 8.

19.3	Coffeyville Resources agrees to maintain the Facility in good condition, repair and working order; Coffeyville Resources agrees to pay, as the same respectively become due, all taxes, assessments and other governmental charges at any time lawfully levied or assessed upon or against the Facility or any part thereof; and Coffeyville Resources agrees to annually provide written documentation to the City that it has obtained and is maintaining all-risk casualty insurance on the Facility in an amount not less than the actual market value of the Facility, subject to reasonable deductibles or self-insured retentions.

19.4	This Agreement is the entire and final expression of the Agreement and it may not be contradicted by evidence of any prior or contemporaneous written or oral agreements or negotiations of the parties.

19.5	This Agreement shall be construed and enforced in accordance with the laws of the State of Kansas, in Kansas Courts.

19.6	The covenants terms and conditions of this Agreement shall extend to and be binding upon the successors, assigns, trustees, and/or receivers of the respective parties thereto.

19.7	The section headings hereof are for the convenience of referenced only and shall not be treated as a part of this Agreement or as affecting the true meaning of the provisions herein.

19.8	This Agreement may be executed simultaneously in multiple counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

19.9	This Agreement has been prepared from negotiations from all parties and no party shall be charged with having prepared this document in the event an ambiguity exists.

19.10	Should any paragraph be declared unconstitutional or unenforceable, the validity of the remaining provisions shall be given full force and effect.

19.11	Any waiver by the parties hereto of any breach of any parties’ obligations under this Agreement shall not be deemed a continuing waiver and shall not prevent the parties hereto from exercising any remedy they may have for any succeeding breach of the same or other obligation.

19.12	All notices and communications required to be in writing pursuant to this Agreement shall be effective only if delivered personally, or sent by facsimile or certified mail, or by overnight delivery service to the following (or to such other address or facsimile number as designated in writing by one party to the other):
Coffeyville Resources Nitrogen Fertilizers, LLC
ATTN: Plant Manager
P.O. Box 5000
Coffeyville, KS 67337
(620) 252-4357 (fax)
with a copy to:
Coffeyville Resources Nitrogen Fertilizers, LLC
10 East Cambridge Circle Drive, Suite 250
Kansas City, Kansas 66103
Fax: (913) 982-5651
Attention: General Counsel
City of Coffeyville, Kansas
ATTN: City Manager
P.O. Box 1629/102 W. Seventh
Coffeyville, KS 67337
(620) 252-6175 (fax)
(SIGNATURES ARE ON THE NEXT PAGE)

     IN WITNESS WHEREOF, the City and Coffeyville Resources have executed this Agreement as of the day and year first written above.

CITY OF COFFEYVILLE, KANSAS
By:	/s/ Alec Hendryx
Name:
	Title:	Mayor

COFFEYVILLE RESOURCES NITROGEN FERTILIZERS, LLC
By:	/s/ John J. Lipinski
Chief Executive Officer

EXECUTION VERSION
EXHIBIT A RATE SCHEDULE
This rate schedule is based on exclusive use of the City’s municipal electric utility service and, no electric service from any other source may be used by Coffeyville Resources at the Facility.
1.	Demand, Energy and Power Cost Adjustment Charges
A.	The monthly Demand Charge shall be equal to the demand rate set forth in the Power and Energy Supply Contract with the Grand River Dam Authority, attached hereto as Exhibit 2, applicable during the relevant billing period, multiplied by Coffeyville Resources’ thirty-minute interval demand at the time of the City’s highest thirty-minute interval demand during the monthly billing period, adjusted for Applicable Losses as set forth in the Power and Energy Supply Contract, or the demand rate set forth in any subsequent power and energy supply contracts executed by the City.

B.	The monthly Energy Charge shall be equal to the energy rate set forth in the Power and Energy Supply Contract with the Grand River Dam Authority, attached hereto as Exhibit 2, applicable during the relevant billing period, multiplied by the total amount of energy (expressed in kilowatt-hours) delivered to Coffeyville Resources during the monthly billing period, adjusted for Applicable Losses as set forth in the Power and Energy Supply Contract, or the energy rate set forth in any subsequent power and energy supply contracts executed by the City.

C.	The monthly Power Cost Adjustment Charge shall be equal to the power cost adjustment rate set forth in the Power and Energy Supply Contract with the Grand River Dam Authority, attached hereto as Exhibit 2, applicable during the relevant billing period, multiplied by the total amount of energy (expressed in kilowatt-hours) delivered to Coffeyville Resources during the monthly billing period, adjusted for Applicable Losses as set forth in the Power and Energy Supply Contract, or the power cost adjustment rate set forth in any subsequent power and energy supply contracts executed by the City.
2.	SPP Charges
A.	Monthly Transmission Charge payments in the sum determined in accordance with the Formula set forth below:
     Coffeyville Resources shall pay a proportionate share of all transmission and ancillary service and charges for other services incurred by the City under the SPP Open Access Tariff in connection with the delivery of purchased power to the City’s electric system, determined as follows:
MTC = [CuPTD / CiPTD] x TTC, where

MTC =	Monthly Transmission Charge, which is Coffeyville Resources’ proportionate share of the transmission and ancillary charges incurred by the City in connection with the delivery of purchased power to the City’s electric system during the billing period, as set forth in the SPP’s support for its monthly invoices to the City, which support shall be made available by the City to Coffeyville Resources concurrently with the delivery of the City’s monthly bill to Coffeyville Resources.

CuPTD=	Customer’s Peak Transmission Demand shall be Coffeyville Resources’ highest measured demand (corrected for losses, as required), at the time of the system peak used by the SPP to allocate transmission charges for Network Integration Transmission Service for the billing period.

CiPTD=	City’s Peak Transmission Demand, which shall be the City’s highest measured demand (corrected for losses, as required), including the demand of Coffeyville Resources served under this rate, at the time of the system peak used by the SPP to allocate transmission charges for Network Integration Transmission Service for the billing period.

TTC=	Total Transmission Costs, which includes all transmission, wheeling and ancillary charges incurred by the City associated with the delivery of purchased power to the City’s electric system during the billing period.
3.	Transmission Wheeling Charge

The per kilowatt-hour charge listed below for each kilowatt-hour of energy transferred on the City’s Transmission Facilities or through the SPP Network Integration Transmission Service Agreement for the Facility pursuant to this Agreement.

Per Kilowatt-hour
Time Period	Charge

[Effective Date] through June 30, 2019[1]	$0.003
July 1, 2019 through June 30, 2023[2]	$0.0035
July 1, 2023 through June 30, 2024[3]	$0.00375

[1]	Coffeyville Resources shall pay for a minimum of two hundred thousand dollars ($200,000.00) of Transmission Wheeling Charges annually, whether or not the Facility uses any power and energy. If the actual Transmission Wheeling Charge for any calendar year is less than said $200,000.00 minimum, then Coffeyville Resources’ electric utility bill will be adjusted for any difference between said $200,000.00 minimum Transmission Wheeling Charge and the actual Transmission Wheeling Charge for that year. If a power and energy supply contract is not available, the Minimum Transmission Wheeling Charge shall be tolled until a new power and energy supply contract is obtained.

[2]	Transmission Wheeling Charge for this period shall only be effective if Coffeyville Resources elects to extend the Term of this Agreement pursuant to Article XIV.

[3]	Transmission Wheeling Charge for this period shall only be effective if Coffeyville Resources elects to extend the Term of this Agreement pursuant to Article XIV.

4.	Operation & Maintenance Charges

Coffeyville Resources shall reimburse the City its actual costs of operating, maintaining, repairing, replacing, and insuring the Transmission Facilities, plus a ten percent (10%) overhead markup, unless and to the extent that such costs are included in a revenue requirement recovered by the City under the SPP Open Access Tariff in which case there will be no such reimbursement.

5.	Power Factor Adjustment

A Power Factor meeting the contractual requirements of the Transmission and Power Supply Providers must be maintained at the two metering locations (Meters M1 and M2) where the City’s 138 kV transmission lines connect to Substation B.

The Power Factor of Facility will be measured through the meters (Meters M3 and M4) located at the Facility Delivery Point(s). The Power Factor of the City’s transmission facilities connected to Substation B will be measured through meters (Meters M5 and M6) located on the high-voltage side of the 138/69 kV step-down transformers. The combined Power Factor of the City and the Facility electric loads will be augmented through the use of two 21.6 MVAR, 138 kV capacitor banks to assist in Power Factor correction. Coffeyville Resources may elect to use the Facility’s 37,000 H.P. synchronous motor to fine-tune the Power Factor requirements.

The data obtained from meters M3 through M6 will be used to determine the MVAR requirements of the Facility and the City. To the extent not otherwise recovered under SPP Charges, the costs of any necessary reactive supply and voltage control ancillary services supplied by the SPP will be billed to Coffeyville Resources and the City accordingly. All additional costs incurred by the City to adjust the Facility’s Power Factor deficiencies will be billed through part 5 of this Rate Schedule.

6.	Direct Assignment Facilities

Any agreements for the recovery of costs associated with Direct Assignment Facilities shall be negotiated by the Parties in advance of the design, planning and construction of each Direct Assignment Facility proposed under the Agreement. Any such agreements shall be in writing and executed by both Parties.